Exhibit 99.9

FOR:	INTERPOOL, INC.

FOR IMMEDIATE RELEASE

CONTACT:	Mitchell I. Gordon Executive Vice President & Chief Financial Officer (212) 916-3284 mgordon@interpool.com

INTERPOOL, INC. REPORTS 4TH QUARTER AND RECORD YEAR 2001 RESULTS

PRINCETON, NJ, February 28, 2002 — Interpool, Inc. (NYSE:IPX) today reported results for the fourth quarter and year ended December 31, 2001. The Company reported record annual income from continuing operations.

Income from continuing operations for the year of 2001 was $45.7 million, or $1.58 per diluted share, excluding non-cash charges for market value adjustments for derivative instruments and including an after-tax gain on the retirement of senior unsecured notes. This compares to income from continuing operations for the year of 2000 of $42.6 million, or $1.53 per diluted share, excluding the cumulative effect of a change in accounting and including an after-tax gain on the retirement of senior unsecured notes. Revenue from continuing operations was $304.7 million for the year of 2001 compared to $242.3 million in the year of 2000, an increase of approximately 25%.

Income from continuing operations for the fourth quarter of 2001 was $9.7 million, or $0.34 per diluted share, excluding a non-cash gain for the market value adjustment for derivative instruments and including an after-tax gain on the retirement of senior unsecured notes, compared to income from continuing operations in the fourth quarter of 2000 of $12.3 million, or $0.43 per diluted share.

Interpool has reclassified results from Microtech Leasing Corporation and Personal Computer Rentals (PCR) under discontinued operations. The Company completed the sale of its 51% ownership stake of PCR at the end of the fourth quarter. The Company is currently liquidating the Microtech Leasing Corporation lease portfolio. The sale of PCR and the ongoing liquidation of Microtech Leasing Corporation substantially completes Interpool’s process of selling or liquidating non-core assets.

Revenue from continuing operations decreased 4.8% to $75.7 million in the fourth quarter of 2001, from $79.5 million in the fourth quarter of 2000 primarily due to decreased operating lease revenue from domestic intermodal business resulting from the slowdown of economic activity in North America.

Operating lease revenue for the quarter decreased 6.9% to $69.2 million from $74.3 million in the year ago period. Pre-tax profit from operating leases was $11.8 million in the fourth quarter of 2001, versus $19.5 million in the fourth quarter of 2000.

The Company’s container operating lease fleet at the end of the fourth quarter grew approximately 15% on an annual basis to 425,000 TEUs (twenty-foot-equivalent units), up from 368,000 TEUs at the end of the 2000 and up from 414,000 TEUs at the end of the previous quarter. The chassis operating lease fleet at December 31, 2001 was 177,000, up from 169,000 at the end of the fourth quarter 2000. Utilization of the container fleet for the 2001 fourth quarter was 96%, down from 99% in the year ago period and up from 95% in the prior quarter. Chassis utilization for the 2001 fourth quarter was 92%, down from 97% in the 2000 fourth quarter and 93% in the third quarter of 2001.

Martin Tuchman, Chairman and Chief Executive Officer of Interpool, commented: “Although fourth quarter results reflect a softer worldwide economy, we are pleased with our market position and expect that it will serve Interpool well when the economy improves.”

Mr. Tuchman concluded, “During weaker economic times Interpool, because of its strong balance sheet, focused long-term strategy and attention to costs, will continue to have numerous market opportunities. As an example, we are currently in the final stages of a $450 million securitization financing which we expect to complete within 45 days. This transaction will lower our interest costs and increase our financial flexibility.”

Interpool, originally founded in 1968, is one of the world’s leading suppliers of equipment and services to the transportation industry. It is the largest lessor of intermodal container chassis and a world-leading lessor of cargo containers used in international trade. Interpool operates from over 90 locations throughout the world.

This Press Release contains certain forward-looking statements regarding future circumstances. These forward-looking statements are subject to risks and uncertainties that could cause actual results to differ materially from those contemplated in such forward-looking statements, including in particular the risks and uncertainties described in the company’s SEC filings. The company undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof.

Note: This press release and other press releases and information can be viewed at the Company’s website at www.interpool.com.

- TABLES FOLLOW -

INTERPOOL, INC. CONSOLIDATED STATEMENT OF INCOME (In thousands, except amounts per share) (Unaudited)

	Three Months Ended December 31,		Nine Months Ended December 31,
	2001	2000	2001	2000
REVENUES	$75,667	$79,504	$304,733	$242,255
Lease operating and administrative expenses	24,892	21,695	92,942	60,920
Market value adjustment for derivative instruments	(437)	—	1,647	—
Depreciation and amortization of leasing equipment	18,786	17,794	74,311	60,767
Other (income)/expense, net	1,497	1,350	466	2,509

Earnings before interest and taxes	30,929	38,665	135,367	118,059
Interest expense, net	20,736	23,227	85,644	68,085

Income before taxes, discontinued operations, change in
accounting principle and extraordinary gain	10,193	15,438	49,723	49,974
Provision for income taxes	475	3,145	6,725	8,175

Income before discontinued operations, change in accounting
principle and extraordinary gain	$9,718	$12,293	$42,998	$41,799
(Loss) gain from discontinued operations, net of applicable
taxes of $97, $130, $(283) and $450	(683)	163	(2,377)	1,157
Gain from sale of discontinued operations, net of applicable
taxes of $312	468	—	468	—
Cumulative effect of change in accounting principle, net of
applicable taxes of $44 and $440 (1) (2)	—	—	833	660
Extraordinary gain on retirement of debt, net of applicable
taxes of $372 and $560 (3) (4)	—	—	558	840

NET INCOME (5)	$9,503	$12,456	$42,480	$44,456

INCOME FROM CONTINUING OPERATIONS:
NET INCOME	$9,503	$12,456	$42,480	$44,456
REMOVE:
Discontinued Operations	683	(163)	2,377	(1,157)
Market value adjustment for derivative instruments	(437)	—	1,647	—
Cumulative effect of change in accounting principle	—	—	(833)	(660)

INCOME FROM CONTINUING OPERATIONS:	$9,749	$12,293	$45,671	$42,639

INCOME PER SHARE FROM CONTINUING OPERATIONS:
Basic	$0.36	$0.45	$1.67	$1.55
Diluted	$0.34	$0.43	$1.58	$1.53
WEIGHTED AVERAGE SHARES OUTSTANDING:
Basic	27,402	27,421	27,417	27,421
Diluted	28,827	28,547	28,965	27,834

(1)	For 2001, represents the cumulative effect through December 31, 2000 regarding the Company’s accounting for swap transactions not accounted for as hedges in accordance with FASB No. 133, which is effective as of January 1, 2001.

(2)	For 2000, represents a change in the Company’s accounting for its maintenance and repairs expense from an accrual to cash basis.

(3)	For 2001, represents gain on retirement of $27.2 million face value of Interpool, Inc. 6-5/8% Notes due March 1, 2003 and $2.1 million face value of Interpool, Inc. 7.20% Notes due August 1, 2007.

(4)	For 2000, represents gain on retirement of $8.2 million face value of Interpool, Inc. 6-5/8% Notes due March 1, 2003 and $3.0 million face value of Interpool, Inc. 7.35% Notes due August 1, 2007.

(5)	Net Income per share was $0.35 basic and $0.33 diluted for the three months ended December 31, 2001 and $0.45 basic and $0.44 diluted for the three months ended December 31, 2000. For the year ended December 31, 2001 net income per share was $1.55 basic and $ 1.47 diluted and $1.62 basic and $1.60 diluted for the year ended December 31, 2000.

INTERPOOL, INC. CONSOLIDATED BALANCE SHEET (In thousands) (Unaudited)

	December 31, 2001	December 31, 2000
ASSETS
Cash and short-term investments and
marketable securities	$102,827	$155,689
Accounts and notes receivable, net	64,691	63,470
Assets held for sale	—	348,389
Net investment in direct financing leases	228,839	151,386
Other receivables, net	43,434	53,354
Revenue producing equipment, net	1,372,326	1,254,936
Assets related to discontinued operations	10,020	38,042
Other Assets	95,048	129,565

TOTAL ASSETS	$1,917,185	$2,194,831

LIABILITIES AND STOCKHOLDERS’ EQUITY
Accounts payable and accrued expenses	$80,700	$122,674
Income taxes	29,624	29,967
Deferred income	766	911
Liabilities related to discontinued operations	6,072	28,325
Debt and capital lease obligations	1,335,310	1,593,772
Capital securities	75,000	75,000
Minority interest	27,248	1,951
Stockholders’ equity	362,465	342,231

TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	$1,917,185	$2,194,831

INTERPOOL, INC. BUSINESS OPERATIONS BREAKDOWN (In thousands) (Unaudited)

	REVENUES		PRETAX PROFIT/(LOSS) FROM CONTINUING OPERATIONS
	Three Months Ended December 31,		Three Months Ended December 31,
	2001	2000	2001	2000
Operating Lease Business	$69,218	$74,258	$11,820	$19,475
Finance Lease Business	6,021	4,426	2,037	1,253
Other Operations	428	553	351	(1,664)
Corporate/Investment Division	2,797	3,636	(3,672)	(3,625)

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